Filed pursuant to Rule 424(b)(2)
Registration No. 333-178160

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 6, 2011)

Buckeye Partners, L.P.

4,262,575 LP Units

Representing Limited Partner Interests

We are offering 4,262,575 limited partnership units (“LP units”) representing limited partner interests in us to certain investors. In this offering, Barclays Capital Inc. will act as our lead placement agent and Wells Fargo Securities, LLC will act as co-placement agent. Each of the lead placement agent and co-placement agent are referred to herein individually as a “placement agent” and collectively as the “placement agents.” The placement agents are not required to sell any minimum number or dollar amount of LP units but will use their best efforts to sell the LP units offered. There is no assurance that any such LP units will be sold.

The LP units are listed on the New York Stock Exchange under the symbol “BPL.” On February 9, 2012, the last reported sale price of our LP units on the New York Stock Exchange was $63.75 per unit.

Investing in our LP units involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 3 of the accompanying base prospectus.

	Per Unit	Total
Public offering price	$58.65	$250,000,024
Placement agent fees	$0.65	$2,750,000
Proceeds to Buckeye Partners, L.P. (before expenses)	$58.00	$247,250,024

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the LP units to investors on or about February 14, 2012.

Barclays Capital

Wells Fargo Securities

Prospectus Supplement dated February 9, 2012

Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus and in any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different information. We are not making an offer of the LP units in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

PROSPECTUS SUMMARY

You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the LP units, as well as the tax and other considerations that are important in making your investment decision.

For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms “Partnership,” “us,” “we,” “our” and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries.

Buckeye Partners, L.P.

About the Partnership

We are a publicly traded master limited partnership organized in 1986 under the laws of the State of Delaware. The original Buckeye Pipe Line Company was founded in 1886 as part of the Standard Oil Company and became a publicly owned, independent company after the dissolution of Standard Oil in 1911. Expansion into petroleum products transportation after World War II and acquisitions ultimately led to Buckeye Pipe Line Company becoming a leading independent common carrier pipeline. In 1964, Buckeye Pipe Line Company was acquired by a subsidiary of the Pennsylvania Railroad, which later became the Penn Central Corporation. In 1986, we were created through the reorganization of Buckeye Pipe Line Company into a master limited partnership, Buckeye Partners, L.P. We are publicly traded on the New York Stock Exchange (NYSE: BPL). Buckeye GP LLC, a Delaware limited liability company and our subsidiary, is our general partner.

We have one of the largest independent refined petroleum products pipeline systems in the United States in terms of volumes delivered with approximately 6,100 miles of pipeline and over 100 active products terminals that provide aggregate storage capacity of over 64.0 million barrels. In 2011, we acquired (i) the Bahamas Oil Refining Company International Limited (“BORCO”) terminal facility in Freeport, Grand Bahama, The Bahamas, with a total installed capacity of approximately 21.6 million barrels (the “BORCO Acquisition”), (ii) 33 refined petroleum products terminals, with a total storage capacity of over 10 million barrels, and approximately 650 miles of refined petroleum products pipelines located in the Midwestern, Southeastern and Western United States and (iii) a 124-mile pipeline and liquid petroleum products terminal in Bangor, Maine, with approximately 140,000 barrels of storage capacity, and a marine terminal in Portland, Maine, with approximately 725,000 barrels of storage capacity, through a 50/50 joint venture. In addition, we operate and maintain approximately 2,800 miles of other pipelines under agreements with major oil and gas, petrochemical and chemical companies, and perform certain engineering and construction management services for third parties. We also own and operate a high performance natural gas storage facility in northern California, and are a wholesale distributor of refined petroleum products in the United States in areas also served by our pipelines and terminals. We operate and report in five reporting segments: Pipelines & Terminals; International Operations; Natural Gas Storage; Energy Services; and Development & Logistics.

Recent Developments

Execution of Perth Amboy Purchase and Sale Agreement. On February 9, 2012, Buckeye Tank Terminals LLC (“BTT”), a wholly owned subsidiary of the Partnership, entered into a Purchase and Sale Agreement (the “PSA”) with Chevron U.S.A. Inc. (“Chevron”) pursuant to which BTT agreed to acquire from Chevron for approximately $260 million (the “Perth Amboy Acquisition”) a marine terminal facility for liquid petroleum products and related assets located in Perth Amboy, New Jersey (the “Perth Amboy Facility”). The base purchase price will be subject to further adjustment at closing as provided in the PSA. The final purchase price will be payable in cash and will be partially and indirectly funded through the LP units offered hereby. We expect to close the Perth Amboy Acquisition in the second quarter of 2012. The consummation of this offering is not contingent upon the closing of the Acquisition.

The Perth Amboy Facility contains approximately 4.0 million barrels of total storage capacity, including approximately 2.7 million of active refined products storage capacity and approximately 1.3 million of refurbishable storage capacity, as well as one ship dock and three barge docks, one of which is currently out of service. The Perth Amboy Facility has water, pipeline, rail and truck access and is located six miles from our terminal complex in Linden, New Jersey.

We believe the acquisition of the Perth Amboy Facility will (i) provide security and diversity of product supply for our system, (ii) enhance our system integration and improve connectivity and service capabilities for customers, (iii) position us to provide logistical solutions to meet East Coast supply challenges and (iv) contribute to our future domestic and international growth opportunities.

Preliminary Financial and Operating Results for Three Month and Year Ended December 31, 2011. The following preliminary financial data for the three months and year ended December 31, 2011 is based on the most current information available to management. Our normal financial reporting process with respect to the preliminary financial data has not been fully completed. Although the preliminary financial data reflects our current best estimates, because our audited financial statements for the year ended December 31, 2011 are not yet available, these estimates are preliminary and unaudited and may be revised as a result of management’s further review of our results and the completion of our year-end audit. During the course of the preparation of our financial statements and related notes, we may identify items that would require us to make material adjustments to the preliminary financial data presented below.

	Three Months Ended December 31, 2011 (unaudited)	Year Ended December 31, 2011 (unaudited)
	(in thousands, except ratios)
Net income attributable to Buckeye Partners, L.P.	$59,687	$108,501

Adjusted EBITDA:
Pipelines & Terminals	$100,274	$361,018
International Operations	26,748	112,996
Natural Gas Storage	3,938	4,204
Energy Services	(11,781)	1,797
Development & Logistics	2,369	7,932

Total Adjusted EBITDA	$121,548	$487,947

Adjusted EBITDA (adjusted for transition costs):
Adjusted EBITDA (as reported)	$121,548	$487,947
Add: Transition costs	4,360	17,071

Adjusted EBITDA (adjusted for transition costs)	$125,908	$505,018

Coverage Ratio (adjusted for transition costs) (1)	0.86	0.96

Summary of Capital Additions, Net:(2)
Maintenance capital expenditures	$20,898	$57,467
Expansion and cost reduction	93,058	247,857

Total capital additions, net	$113,956	$305,324

		December 31, 2011

Key Balance Sheet Information:
Cash and cash equivalents		$12,986
Long-term debt, total (3)		$2,393,574

(1)	Coverage ratio (adjusted for acquisitions) equals the sum of distributable cash flow plus transition costs divided by distributions.
(2)	Amounts exclude accruals for capital expenditures.
(3)	Includes long-term portion of our revolving credit facility of $324.0 million.

For a reconciliation of “EBITDA,” “Adjusted EBITDA” and “distributable cash flow,” each of which is non-GAAP measure, to their nearest comparable GAAP measure, please see “—Non-GAAP Financial Measures.”

The following table provides selected operating data for the three months and fiscal year ended December 31, 2011:

	Three Months Ended December 31, 2011	Year Ended December 31, 2011
Operating data:
Pipeline & Terminals (average b/d in thousands)
Pipelines:
Gasoline	689.6	659.2
Jet fuel	343.0	340.6
Diesel fuel	304.2	264.3
Heating oil	74.0	61.2
LPGs	12.1	16.2
Other products	2.7	6.0

Total pipelines throughput	1,425.6	1,347.5

Terminals:
Products throughput (1)	903.2	742.8
Pipeline Average Tariff (cents/bbl)	78.8	76.8
Energy Services (in millions of gallons)
Sales volumes	377.0	1,337.8

(1)	Includes throughput volumes on terminals acquired from BP and ExxonMobil on June 1, 2011 and July 19, 2011, respectively.

Business Strategy

Our primary business objective is to provide stable and sustainable cash distributions to our unitholders while maintaining a relatively low investment risk profile. Our business strategy to accomplish this objective is to:

•	Maximize utilization of our assets at the lowest cost per unit;

•	Maintain stable long-term customer relationships, including by providing superior customer service;

•	Operate in a safe and environmentally responsible manner;

•	Optimize, expand and diversify our portfolio of energy assets; and

•	Maintain a solid, conservative financial position and our investment-grade credit rating.

Executive Offices

Our principal executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046, and our telephone number is (832) 615-8600.

Ownership

The following table reflects our ownership as of February 8, 2012 after giving effect to this offering. The row titled “Public Unitholders” includes (a) the general public, (b) certain of our directors and officers, (c) the institutional investors that purchased LP units and Class B units representing limited partner interests in us (“Class B units”) in connection with our funding of the BORCO Acquisition in January 2011 and their transferees, (d) the members of BGH GP Holdings, LLC, (e) FRC Founders Corporation and its transferees, and (f) Vopak Bahamas B.V. and its transferees.

	LP Units	Class B Units	Percentage Ownership*
Public Unitholders	88,212,054	7,304,880	97.9%
Buckeye Pipe Line Services Company	1,368,531	—	1.4%
BGH GP Holdings, LLC**	658,753	—	0.7%

Total	90,239,338	7,304,880	100.0%

*	Ownership percentages are approximate.
**	Based on information contained in filings with the SEC.

The Offering

Units offered	4,262,575 LP units.

Units to be outstanding after this offering*	90,239,338 LP units and 7,304,880 Class B units representing limited partner interests in the Partnership.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $247.0 million (after deducting placement agent fees and estimated offering expenses). We expect to use the net proceeds from this offering to fund indirectly a portion of the purchase price for the Perth Amboy Acquisition and certain other growth capital expenditures. Pending such uses, the net proceeds of the offering will be used to reduce the indebtedness outstanding under our revolving credit facility. An affiliate of each of the placement agents is a lender under our revolving credit facility and, accordingly, will receive a portion of the net proceeds of this offering. Please read “Use of Proceeds” in this prospectus supplement.

Cash distributions	Cash distributions are made on our units on a quarterly basis. Cash distributions on our units are generally paid within 60 days after the end of each fiscal quarter. As of February 9, 2012, we had not yet declared the distribution for the fourth quarter of 2011. We expect purchasers of LP units in this offering will receive the declared distribution for the fourth quarter of 2011 if they continue to hold the LP units they purchase on the record date for the distribution.

New York Stock Exchange symbol	BPL

*	Excludes 1,500,000 LP units reserved for issuance under our Long-Term Incentive Plan.

RISK FACTORS

In addition to the risk factor below, you should carefully consider the risk factors beginning on page 23 of our Annual Report on Form 10-K/A for the year ended December 31, 2010, as well as the discussion of risk factors relating to our business under the caption “Risk Factors” beginning on page 3 of the accompanying base prospectus, before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in our LP units.

Our acquisition of the Perth Amboy Facility may not be consummated.

Our acquisition of the Perth Amboy Facility is expected to close in the second quarter of 2012 and is subject to closing conditions and regulatory approvals. If these conditions and regulatory approvals are not satisfied or waived, the Perth Amboy Acquisition will not be consummated. If the closing of the Perth Amboy Acquisition is substantially delayed or does not occur at all, or if the terms of the Perth Amboy Acquisition are required to be modified substantially due to regulatory concerns, we may not realize the anticipated benefits of the Perth Amboy Acquisition fully or at all. Certain of the conditions remaining to be satisfied include:

•	the issuance by the United States Environmental Protection Agency of an amended hazardous and solid waste permit (the “HSWA Permit”) on terms satisfactory to Chevron in its sole discretion;

•	the grant of a legal subdivision of certain real property to be retained by Chevron;

•

the absence of any damage to, or destruction or condemnation of, the assets subject to the PSA which reduces the economic value of such assets by $20,000,000 or more (a “Material Adverse Change”); or, if any Material Adverse Change has occurred, the cure or other mutually agreeable resolution thereof;

•

the absence of certain factual discoveries by us of certain matters relating to title, environmental liabilities or regulatory obstacles which reduce the economic value of the assets subject to the PSA by $20,000,000 or more, subject to certain exclusions (a “Material Discovery”); or, if any Material Discovery has occurred, the cure or other mutually agreeable resolution thereof; and

•

the absence of any pending or threatened litigation or administrative proceeding, or any pending investigation, by any party or any third party seeking to restrain or prohibit (or questioning the validity or legality of) the consummation of the transactions contemplated by the PSA or seeking damages in connection therewith which makes it unreasonable to proceed with the consummation of the transactions contemplated thereby.

In addition, the PSA may be terminated by mutual agreement of the parties thereto or as follows (i) by either Chevron or us, if the Perth Amboy Acquisition has not closed on or before June 30, 2012; provided, however that if the HSWA Permit has not been released for public comment on or before March 31, 2012, then Chevron shall not have the right to terminate the PSA unless the Perth Amboy Acquisition has not closed on or before July 31, 2012 (in each case, subject to a 30-day extension to give effect to certain cure periods), (ii) by either Chevron or us, if the other party has materially breached its obligations under the PSA, which breaches have not been cured within the applicable time frame or that by their nature cannot be cured, (iii) by either Chevron or us, if any statute, rule or regulation makes consummation of the Perth Amboy Acquisition illegal or otherwise prohibited, or if any order, decree, ruling or other action by any governmental authority permanently restraining, enjoining or otherwise prohibiting the consummation of the Perth Amboy Acquisition has become final and non-appealable, (iv) by Chevron, if we conduct internal inspections of out of service tanks on the Perth Amboy Facility, retain or utilize the services of a New Jersey licensed site remediation professional or have any communications with any governmental authority with respect to the assets subject to the PSA (other than pursuant to the Hart Scott Rodino Act or solely in anticipation of the transfer of the assets to us at the closing), (v) by us, upon the occurrence of a Material Discovery or a Material Adverse Change, subject to certain cure rights of Chevron, (vi) by Chevron, upon its reasonable determination that a Material Discovery relating to environmental liabilities cannot be cured or remediated using reasonable methods or resources, (vii) by either Chevron or us, upon the occurrence of certain damage to, or destruction or condemnation of, the assets subject to the PSA not constituting a Material Adverse Change, subject to certain cure rights of Chevron, and (viii) by Chevron, if it determines in its sole discretion that the HSWA Permit is not satisfactory.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $247.0 million (after deducting placement agent fees and estimated offering expenses). We expect to use the net proceeds from this offering to fund indirectly a portion of the purchase price for the Perth Amboy Acquisition and certain other growth capital expenditures. Pending such uses, the net proceeds of this offering will be used to reduce the indebtedness outstanding under our revolving credit facility. For more information on the Perth Amboy Acquisition, see “Prospectus Summary—Recent Developments—Execution of Perth Amboy Purchase and Sale Agreement.”

As of February 8, 2012, approximately $601.5 million of indebtedness was outstanding under our revolving credit facility. We used these funds for working capital purposes and to finance internal growth activities and acquisitions. Indebtedness under our revolving credit facility bears interest under one of two rate options, selected by us, equal to either (i) the greater of (a) the federal funds rate plus 0.5% and (b) SunTrust Bank’s prime rate plus an applicable margin, or (ii) the London Interbank Offered Rate plus an applicable margin. The applicable margin is determined based on the current utilization level of the credit facility and ratings assigned by Standard & Poor’s Rating Services and Moody’s Investor Service for our senior unsecured non-credit enhanced long-term debt. As of February 6, 2012, the interest rate under our revolving credit facility was a weighted average of 1.687%. Our revolving credit facility has a maturity date of September 26, 2016, which we may extend for up to two additional one-year periods.

An affiliate of each of the placement agents is a lender under our revolving credit facility and, accordingly, will receive a portion of the net offering proceeds of this offering. Please read “Plan of Distribution.”

CASH DISTRIBUTIONS

The following table sets forth, for the periods indicated, the quarterly cash distributions paid per LP unit.

	Cash Distributions per LP unit(1)
Year ended December 31, 2009
First Quarter	.9000
Second Quarter	.9125
Third Quarter	.9250
Fourth Quarter	.9375

Year ended December 31, 2010
First Quarter	.9500
Second Quarter	.9625
Third Quarter	.9750
Fourth Quarter	.9875

Year ended December 31, 2011
First Quarter	1.0000
Second Quarter	1.0125
Third Quarter	1.0250
Fourth Quarter	—	(2)

(1)

Reflects cash distributions in respect of each fiscal quarter indicated. We generally declare cash distributions in respect of each fiscal quarter approximately 30 days after the end of such quarter and generally make such distributions within 60 days after the end of such quarter.

(2)

As of February 9, 2012, we had not yet declared the distribution for the fourth quarter of 2011. We expect the purchasers of LP units in this offering will receive the declared distribution for the fourth quarter of 2011 if they continue to hold the LP units they purchase on the record date for the distribution.

NON-GAAP FINANCIAL MEASURES

EBITDA, a measure not defined under U.S. generally accepted accounting principles (“GAAP”), is defined by us as net income attributable to our unitholders before interest and debt expense, income taxes, and depreciation and amortization. The EBITDA measure eliminates the significant level of non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. In addition, EBITDA is unaffected by our capital structure due to the elimination of interest and debt expense and income taxes. Adjusted EBITDA, which also is a non-GAAP measure, is defined by us as EBITDA plus: (i) non-cash deferred lease expense, which is the difference between the estimated annual land lease expense for our natural gas storage facility in the Natural Gas Storage segment to be recorded under GAAP and the actual cash to be paid for such annual land lease; (ii) non-cash unit-based compensation expense; and (iii) the goodwill impairment expense associated with Lodi Gas Storage, L.L.C. (“Lodi”); less: (i) amortization of unfavorable storage contracts acquired in connection with the acquisition of BORCO; and (ii) gain on the sale of our equity interest in West Texas LPG limited partnership (“WT LPG”). The EBITDA and Adjusted EBITDA data presented may not be directly comparable to similarly titled measures at other companies because EBITDA and Adjusted EBITDA exclude some items that affect net income attributable to our unitholders, and these measures may be defined differently by other companies. Our management uses Adjusted EBITDA to evaluate the consolidated operating performance and the operating performance of the reporting segments and to allocate resources and capital to the reporting segments. In addition, our management uses Adjusted EBITDA as a performance measure to evaluate the viability of proposed projects and to determine overall rates of return on alternative investment opportunities.

Distributable cash flow, is another measure not defined under GAAP. Distributable cash flow is defined by us as net income attributable to our unitholders plus: (i) depreciation and amortization expense; (ii) deferred lease expense for our Natural Gas Storage segment; (iii) unit-based compensation expense; (iv) goodwill impairment expense associated with Lodi; (v) write-off of deferred financing costs; and (vi) amortization of deferred financing costs and debt discounts (all of which are non-cash expense) (items (i) through (vi) of which are non-cash expense); less: (i) maintenance capital expenditures; (ii) amortization of unfavorable storage contracts acquired in the BORCO acquisition; and (iii) gain on the sale of our equity investment in WTLPG. Our management believes that distributable cash flow is useful to investors because it removes non-cash items from net income and provides a clearer picture of our cash available for distribution to our unitholders.

We believe that investors benefit from having access to the same financial measures used by our management. Further, we believe that these measures are useful to investors because they are one of the bases for comparing our operating performance with that of other companies with similar operations, although our measures may not be directly comparable to similar measures used by other companies.

The following table presents a reconciliation of EBITDA, Adjusted EBITDA and distributable cash flow to net income attributable to our unitholders, which is, in each case, the most comparable GAAP financial measure (in thousands):

	Three Months Ended December 31, 2011	Year Ended December 31, 2011
Adjusted EBITDA:
Net income attributable to Buckeye Partners, L.P.	$59,687	$108,501
Interest and debt expense	29,269	119,561
Income tax benefit	—	(192)
Depreciation and amortization	32,307	119,534

EBITDA	$121,263	$347,404

Non-cash deferred lease expense	1,031	4,122
Non-cash unit-based compensation expense	2,618	9,150
Goodwill impairment expense	—	169,560
Gain on sale of equity investment	(615)	(34,727)
Amortization of unfavorable storage contracts	(2,749)	(7,562)

Adjusted EBITDA	$121,548	$487,947

Distributable Cash Flow:
Net income attributable to Buckeye Partners, L.P.	$59,687	$108,501
Depreciation and amortization	32,307	119,534
Gain on sale of equity investment	(615)	(34,727)
Write-off of deferred financing costs	—	3,331
Amortization of deferred financing costs and debt discounts	869	4,289
Non-cash deferred lease expense	1,031	4,122
Non-cash unit-based compensation expense	2,618	9,150
Amortization of unfavorable storage contracts	(2,749)	(7,562)
Goodwill impairment expense	—	169,560
Maintenance capital expenditures	(20,898)	(57,467)

Distributable cash flow	$72,250	$318,731

TAX CONSIDERATIONS

The tax consequences to you of an investment in our LP units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of LP units, please read “Material Tax Consequences” in the accompanying base prospectus and “Tax Risks to Unitholders” in our Annual Report on Form 10-K/A for the year ended December 31, 2010. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Partnership Tax Treatment

The anticipated after-tax economic benefit of an investment in our LP units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS with respect to our partnership status. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of refined petroleum products or other passive types of income, such as dividends. For a more complete description of this qualifying income requirement, please read “Material Tax Consequences—Partnership Status” in the accompanying base prospectus.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our LP units.

Tax-Exempt Organizations & Other Investors

Ownership of LP units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. investors raises issues unique to such persons. Please read “Material Tax Consequences—Tax-Exempt Organizations and Certain Other Investors” in the accompanying base prospectus.

PLAN OF DISTRIBUTION

We entered into a placement agency agreement dated February 9, 2012, with Barclays Capital Inc. and Wells Fargo Securities, LLC. Subject to the terms and conditions set forth in the agreement, Barclays Capital Inc. agreed to act as our lead placement agent in connection with this offering and Wells Fargo Securities, LLC agreed to act as co-placement agent in this offering. The placement agents will not purchase or sell any LP units offered by this prospectus supplement or the accompanying base prospectus, nor are they required to arrange for the purchase or sale of any specific number or dollar amount of the LP units, but we expect that the placement agents will use their best efforts to arrange for the sale of all of the LP units offered by this prospectus supplement.

We entered into subscription agreements directly with each investor in connection with this offering, and will only sell to investors who have entered into a subscription agreement.

Confirmations and definitive prospectuses will be distributed to all investors who have agreed to purchase LP units in this offering, informing investors of the closing date as to such LP units. We currently anticipate that closing of this offering will take place on or about February 14, 2012. Investors will also be informed of the date and manner in which they must transmit the purchase price for their LP units purchased.

Our obligation to issue and sell LP units to the investors is subject to the conditions set forth in the subscription agreements, which may be waived by us at our discretion. An investor’s obligation to purchase LP units is subject to the conditions set forth in the subscription agreements as well, which may also be waived.

There is no requirement that any minimum number or dollar amount of LP units be sold in this offering, and there can be no assurance that we will sell all or any of the LP units being offered.

Pursuant to the placement agency agreement, we will pay the placement agents an aggregate fee of $2,750,000. The following table shows the per unit and total fees we will pay to the placement agents in connection with the sale of the LP units offered pursuant to this prospectus supplement and the accompanying prospectus.

	Per Unit	Total
Placement agent fee	$0.6451	$2,750,000

In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum fees or commission to be received by FINRA members or independent broker-dealers in connection with this offering will not exceed 8% of the initial gross proceeds from the sale of the LP units being offered hereby.

We agreed to reimburse Barclays Capital Inc. for certain reasonable out-of-pocket expenses, including legal fees and expenses, incurred by them in connection with this offering in an amount not to exceed $150,000. We also agreed to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act. We also agreed to contribute to payments that the placement agents may be required to make in respect of such liabilities.

We estimate the total expenses of this offering which will be payable by us, excluding placement agent fees and reimbursed expenses, will be approximately $150,000.

We will arrange for an instant deposit of the LP units to or for the accounts of the investors through the book-entry facilities of The Depositary Trust Company (“DTC”) on the closing date of this offering. No certificates evidencing the LP units will be issued to the investors, except in limited circumstances, and registration will be made in the depositary services of DTC. The investors will receive only a customer confirmation from the placement agent or other registered dealer who is a DTC participant or through whom a beneficial interest in the LP units is purchased.

This is a brief summary of the material provisions of the placement agency agreement and the subscription agreements that we entered into and does not purport to be a complete statement of the terms and conditions of such agreements. A copy of the placement agency agreement and a form of subscription agreement will be filed as exhibits to our Current Report on Form 8-K that will be filed with the SEC prior to consummation of this offering.

Each of Barclays Capital Inc. and Wells Fargo Securities, LLC have performed advisory services for us from time to time for which it has received customary fees and expenses. Additionally, each of Barclays Capital Inc. and Wells Fargo Securities, LLC may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of its business.

We intend to use the net proceeds of this offering to fund indirectly a portion of the purchase price for the Perth Amboy Acquisition and certain other growth capital expenditures. Pending such uses, the net proceeds of the offering will be used to reduce the indebtedness outstanding under our revolving credit facility. Affiliates of Barclays Capital Inc. and Wells Fargo Securities, LLC are lenders under our revolving credit facility. Such affiliates will receive a portion of the net proceeds of this offering. Because such affiliates will receive at least 5% of the net proceeds received in this offering, each of the placement agents is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. However, no qualified independent underwriter is needed for this offering because the LP units offered hereby have a bona fide public market as required by FINRA Rule 5121(a)(1)(B).

We, our general partner and the directors and executive officers of our general partner have agreed, subject to certain limitations and exceptions, that, without the prior written consent of Barclays Capital Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any LP units (including, without limitation, LP units that may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC and LP units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for LP units, (2) sell or grant any options, rights or warrants with respect to any LP units or securities convertible into or exchangeable or exercisable for LP units, (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of LP units, (4) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any LP units or securities convertible into or exercisable or exchangeable for LP units or any of our other securities, with the exceptions of registration statements, or amendments thereto, with respect to any Class B units issued to the holders of Class B units as payment-in-kind in lieu of cash distributions, or (5) publicly disclose the intention to do any of the foregoing, for a period of 45 days after the date of this prospectus supplement.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the issuance by us of LP units to sellers of assets or entities in connection with acquisitions by us, provided that the placement agent receives similar lock-up agreements from such sellers;

•

the issuance by us of (1) LP units to option holders upon exercise of options granted under our amended and restated unit option and distribution equivalent plan or (2) options under such plan that are not exercisable during the 45-day lock-up period;

•	the issuance by us of awards under our long-term incentive plan;

•	the issuance by us of LP units as a result of phantom awards or performance awards vesting during the 45-day lock-up period; or

•	the issuance by us of Class B units to the holders of Class B units as payment-in-kind in lieu of cash distributions.

Barclays Capital Inc., in its sole discretion, may release the LP units and other securities subject to lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the LP units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of LP units or other securities for which the release is being requested and market conditions at the time.

LEGAL MATTERS

Certain legal matters are being passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters are being passed upon for the placement agents by Andrews Kurth LLP.

EXPERTS

The consolidated financial statements, incorporated in this prospectus supplement by reference from the Buckeye Partners, L.P. Current Report on Form 8-K filed on May 12, 2011, and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference into this prospectus contains various forward-looking statements and information that are based on our beliefs, as well as assumptions made by us and information currently available to us. When used in this document, words such as “proposed,” “anticipate,” “project,” “potential,” “could,” “should,” “continue,” “estimate,” “expect,” “may,” “believe,” “will,” “plan,” “seek,” “outlook” and similar expressions and statements regarding our plans and objectives for future operations are intended to identify forward-looking statements. Although we believe that such expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions as described in more detail in Item 1A “Risk Factors” included in our Annual Report on Form 10-K/A for the year ended December 31, 2010 and in this prospectus. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Although the expectations in the forward-looking statements are based on our current beliefs and expectations, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date hereof. Except as required by federal and state securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission, or the SEC. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement and the accompanying base prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying base prospectus. Information that we file later with the SEC (which does not include any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) will automatically update and may replace information in this prospectus supplement and the accompanying base prospectus, and information previously filed with the SEC. In addition to the documents listed in “Where You Can Find More Information” on page 2 of the accompanying base prospectus, we incorporate by reference the documents listed below:

•	Current Report on Form 8-K dated January 20, 2012 (excluding information furnished pursuant to Item 7.01).

If information in incorporated documents conflicts with information in this prospectus supplement or the accompanying base prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

You may request a copy of any document incorporated by reference in this prospectus supplement or the accompanying base prospectus, at no cost, by writing or calling us at the following address:

Buckeye Partners, L.P.

One Greenway Plaza

Suite 600

Houston, Texas 77046

(832) 615-8600

PROSPECTUS

$1,000,000,000

Buckeye Partners, L.P.

Limited Partnership Units

Other Classes of Units

We may from time to time, in one or more offerings, offer and sell limited partnership units (“LP Units”) representing limited partner interests in us, as well as other classes of units representing limited partner interests, the specific designations and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions of which will be determined at the approximate time of their offering. The aggregate offering price of the LP Units or other classes of units sold by us under this prospectus will not exceed $1.0 billion.

We or may offer and sell these LP Units in amounts, at prices and on terms to be determined by market conditions and other factors at the time of the offering. This prospectus describes only the general terms of these LP Units and the general manner in which we will offer the LP Units. The specific terms of any LP Units we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the LP Units and also may add, update or change information contained in this prospectus.

You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our limited partnership units are traded on the New York Stock Exchange under the symbol “BPL.”

Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider each of the factors referred to under “Risk Factors” on page 3 of this prospectus, contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS DECEMBER 6, 2011

Page

About This Prospectus	1

Buckeye Partners, L.P.	1

Where You Can Find More Information	1

Information We Incorporate by Reference	2

Risk Factors	3

Forward-Looking Statements	4

Use of Proceeds	5

Description of the Limited Partnership Units	6

Description of Other Classes of Units	7

How We Make Cash Distributions	8

The Partnership Agreement	9

Plan of Distribution	18

Material Tax Consequences	20

Legal Matters	34

Experts	34

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. As used in this prospectus, the “Partnership,” “we,” “our,” “us,” or like terms mean Buckeye Partners, L.P. References to “Buckeye GP,” “the general partner,” or “our general partner” refer to Buckeye GP LLC, the general partner of the Partnership. References to our “operating partnerships” includes, collectively, Buckeye Pipe Line Company, L.P., Buckeye Pipe Line Holdings, L.P., Everglades Pipe Line Company, L.P. and Laurel Pipe Line Company, L.P., each a Delaware limited partnership. References to a “Partnership unitholder” or “Partnership unitholders” refer to a holder or to the holders of our LP Units or Class B units (“Class B Units”) representing limited partner interests in us. We refer to our LP Units and Class B Units collectively as the “Units” in this prospectus.

The information in this prospectus is accurate as of its date. Therefore, before you invest in our securities, you should carefully read this prospectus and any prospectus supplement relating to the securities offered to you together with the additional information described under the heading “Where You Can Find More Information.”

BUCKEYE PARTNERS, L.P.

We are a publicly traded Delaware limited partnership and our LP Units are listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “BPL.” Our principal line of business is the transportation, terminalling, and storage of refined petroleum products in the United States for major integrated oil companies, large refined petroleum product marketing companies and major end users of refined petroleum products on a fee basis through facilities we own and operate. We also own a high-performance natural gas storage facility in northern California and market refined petroleum products in certain of the geographic areas served by our pipeline and terminalling operations. In addition, we operate and maintain approximately 3,400 miles of other pipelines under agreements with major oil and chemical companies, and perform certain engineering and construction management services for third parties. Our flagship marine terminal in The Bahamas, Bahamas Oil Refining Company International Limited, (“BORCO”), is one of the largest oil and petroleum products storage facilities in the world, serving the international markets as a premier global logistics hub.

Our executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046. Our telephone number is (832) 615-8600. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s website at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on our website at http://www.buckeye.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, until all offerings under this registration statement are completed:

•	Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011, as amended by Form 10-K/A, filed on April 12, 2011;

•

Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 9, 2011; Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011; and Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 8, 2011;

•

Current Reports on Form 8-K, filed on December 21, 2010, January 4, 2011, January 7, 2011, January 18, 2011 (excluding information furnished pursuant to Item 7.01), January 19, 2011, January 20, 2011, January 27, 2011, February 2, 2011, February 17, 2011 (excluding information furnished pursuant to Item 2.02), February 22, 2011, March 16, 2011 (excluding information furnished pursuant to Item 7.01), March 18, 2011, March 23, 2011 (excluding information furnished pursuant to Item 7.01), April 19, 2011, May 9, 2011, May 11, 2011 (excluding information furnished pursuant to Item 2.02), May 12, 2011, May 17, 2011, May 24, 2011 (excluding information furnished pursuant to Item 7.01), June 7, 2011 (excluding information furnished pursuant to Item 7.01), June 13, 2011, June 21, 2011 (excluding information furnished pursuant to Item 7.01), August 9, 2011 (excluding information furnished pursuant to Item 2.02), August 9, 2011, August 24, 2011 (excluding information furnished pursuant to Item 7.01), November 7, 2011 (excluding information furnished pursuant to Item 2.02), and November 9, 2011 (excluding information furnished pursuant to Item 7.01);

•	Current Reports on Form 8-K/A filed on April 1, 2011 and November 4, 2011; and

•	The description of our limited partnership units contained in the Registration Statement on Form 8-A filed on August 9, 2005.

You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Buckeye Partners, L.P.

One Greenway Plaza

Suite 600

Houston, Texas 77046

(832) 615-8600

You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than its respective date.

RISK FACTORS

An investment in our securities involves a significant degree of risk. Before you invest in our securities you should carefully consider those risks discussed in the “Forward-Looking Statements” section of this prospectus, the risk factors included in our most recent Annual Report on Form 10-K, as amended by the Annual Report on Form 10-K/A filed on April 12, 2011, and as supplemented by our Quarterly Reports on Form 10-Q, each of which is incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flow could be materially adversely affected. In that case, we may be unable to pay distributions to our unitholders. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

FORWARD-LOOKING STATEMENTS

This discussion contains various forward-looking statements and information that are based on our beliefs, as well as assumptions made by us and information currently available to us. When used in this document, words such as “proposed,” “anticipate,” “project,” “potential,” “could,” “should,” “continue,” “estimate,” “expect,” “may,” “believe,” “will,” “plan,” “seek,” “outlook” and similar expressions and statements regarding our plans and objectives for future operations are intended to identify forward-looking statements. Although we believe that such expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions as described in more detail in Item 1A “Risk Factors” included in our Annual Report on Form 10-K/A for the year ended December 31, 2010. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Although the expectations in the forward-looking statements are based on our current beliefs and expectations, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date hereof. Except as required by federal and state securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

USE OF PROCEEDS

Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, including repayment of debt, acquisitions and capital expenditures and additions to working capital.

The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

DESCRIPTION OF LIMITED PARTNERSHIP UNITS

General

The LP Units represent limited partner interests in us. The holders of LP Units are entitled to receive distributions, if made, in accordance with our amended and restated partnership agreement and exercise the rights or privileges available to limited partners thereunder. For a description of the rights and privileges of holders of LP Units in and to partnership distributions, please read “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our amended and restated partnership agreement, including voting rights, please read “Our Amended and Restated Partnership Agreement.”

Voting

Each holder of LP Units is entitled to one vote for each LP Unit held by such holder on all matters submitted to a vote of the unitholders. Certain events, as more fully described in our amended and restated partnership agreement, require the approval of the limited partners holding in the aggregate at least two-thirds of the outstanding Units. Other events, as more fully described in our amended and restated partnership agreement, require the approval of the limited partners holding in the aggregate at least 80% of the outstanding Units. Please read “Our Amended and Restated Partnership Agreement—Voting.”

No Preemptive Rights

The holders of LP Units are not entitled to preemptive rights in respect of issuances of securities by us.

Transfer Agent and Registrar

The transfer agent and registrar for the LP Units is American Stock Transfer & Trust Company, LLC. You may contact them at the following address: 6201 15th Avenue, Brooklyn, NY 11219.

DESCRIPTION OF OTHER CLASSES OF UNITS

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and with the rights, preferences, and privileges established by our general partner without the approval of any of our limited partners. However, without the prior approval of the holders of two-thirds of the outstanding Units, our general partner is prohibited from causing us to issue any class or series of limited partner interests having preferences or other special or senior rights over the previously outstanding LP Units. As of November 21, 2011, no classes of limited partner interests were outstanding other than the LP Units and Class B Units.

Should we offer other classes of units under this prospectus, a prospectus supplement relating to the particular class or series of units offered will include the specific terms of those units, including, among other things, the following:

•	the designation, stated value, and liquidation preference of the units and the number of other units offered;

•	the public offering price at which the units will be issued;

•	the conversion or exchange provisions of the units;

•	any redemption or sinking fund provisions of the units;

•	the distribution rights of the units, if any;

•	a discussion of any additional material federal income tax considerations (other than as discussed in this prospectus), if any, regarding the units; and

•	any additional rights, preferences, privileges, limitations, and restrictions of the units.

The transfer agent, registrar, and distributions disbursement agent for the units will be designated in the applicable prospectus supplement.

HOW WE MAKE CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our amended and restated partnership agreement that relate to distributions.

General

Our amended and restated partnership agreement does not require distributions to be made quarterly or at any other time. Under our amended and restated partnership agreement, our general partner, from time to time and not less than quarterly, is required to review our accounts to determine whether distributions are appropriate. Our general partner is permitted to make such distributions as it may determine, without being limited to current or accumulated income or gains. Cash distributions may be made from any of our funds, including, without limitation, revenues, capital contributions or borrowed funds. Our general partner may also distribute other Partnership property, additional LP Units, Class B Units, or other securities of the Partnership or other entities. Distributions are made concurrently to all applicable record holders on the record date set for purposes of such distributions.

Units Eligible for Distributions

The LP Units generally participate pro rata in our distributions. As of November 17, 2011, there were approximately 85,943,983 LP Units issued and outstanding. We currently have a long-term incentive plan and a unit deferral and incentive plan (together, the “LTIP”) which provide for the issuance of up to 1,500,000 LP Units, subject to certain adjustments. As of November 17, 2011, there were 881,094 LP Units issuable upon exercise of options granted to employees pursuant to our unit option and distribution equivalent plan.

The Class B Units generally participate pro rata with the LP Units in our distributions, but we have the option to pay distributions on the Class B Units by issuing additional Class B Units, with the number of Class B Units issued based upon the volume-weighted average price of the LP Units for the 10 trading days immediately preceding the date the distributions are declared, less a discount of 15%. As of November 17, 2011, there were approximately 7,175,839 Class B Units issued and outstanding.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our amended and restated partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors, including by way of a reserve of cash or other assets of the Partnership for contingent liabilities. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

If the sale of our assets in liquidation would be impracticable or would cause undue loss, the sale may be deferred for a reasonable amount of time or the assets (except those necessary to satisfy liabilities) may be distributed to our limited partners in lieu of cash in the same manner as cash or proceeds of a sale would have been distributed.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our amended and restated partnership agreement.

The following provisions of our amended and restated partnership agreement are summarized elsewhere in this prospectus.

•	with regard to distributions, please read “How We Make Distributions”;

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

The Partnership was organized on July 11, 1986 and has a term extending until the close of business on December 31, 2086.

Purpose

The purpose of the Partnership under our amended and restated partnership agreement is to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Uniform Limited Partnership Act (“DRULPA”).

Our general partner is authorized to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

Each of our limited partners grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution.

Issuance of Additional Securities

Our amended and restated partnership agreement authorizes our general partner to cause us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of any limited partners. Without the prior approval of the holders of two-thirds of the outstanding Units, our general partner is prohibited from causing us to issue any class or series of limited partner interests having preferences or other special or senior rights over the previously outstanding LP Units. Without the approval of a majority of the holders of the outstanding Units, our general partner is prohibited from causing us to issue limited partner interests to itself or its affiliates unless the limited partner interests are of a class previously listed or admitted to trading on a national securities exchange and property is contributed to us with a value at least equal to the fair market value of the issued limited partner interests.

It is possible that we will fund acquisitions, and other capital requirements, through the issuance of additional limited partner interests, including Units or other equity securities. Holders of any additional Units that we issue will be entitled to share with then-existing holders of Units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of then-existing holders of Units in our net assets and (ii) the voting rights of then-existing holders of Units under our amended and restated partnership agreement.

The holders of Units do not have preemptive rights to acquire additional Units or other partnership interests.

Class B Units

In connection with the closing of our acquisition of BORCO in January 2011, our general partner established the Class B Units. The Class B Units convert into LP Units on a one-for-one basis on the earliest of: (i) January 18, 2014; (ii) the date that we place 4,000,000 barrels of incremental capacity into service at BORCO; and (iii) the date that we deliver notice to Class B Unitholders that the Class B Units have converted into LP Units.

The Class B Units have the right to share in distributions with other Units on a pro rata basis. We may elect to pay a portion or all of a distribution in respect of the Class B Units in additional Class B Units in such number as determined in accordance with a formula contained in our partnership agreement.

The Class B Units have the same voting rights as the LP Units and vote together with the LP Units as a single class, except that the Class B Units are entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class B Units in relation to other classes of partnership interests in any material respect or as required by law. The approval of a majority of the Class B Units is required to approve any matter for which the holders of the Class B Units are entitled to vote as a separate class.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the DRULPA and that it otherwise acts in conformity with the provisions of our amended and restated partnership agreement, the partner’s liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital the partner is obligated to contribute to the Partnership for the partner’s Units plus the partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it, as described below. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

•	to elect members of the board of directors of our general partner;

•	to remove or replace our general partner;

•	to approve certain amendments to our amended and restated partnership agreement; or

•	to take any other action under our amended and restated partnership agreement constituted “participation in the control” of our business for the purposes of the DRULPA, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on the limited partner’s conduct. Neither our amended and restated partnership agreement nor the DRULPA specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Although this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the DRULPA will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the DRULPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

Our subsidiaries conduct business in multiple states. Maintenance of our limited liability as a limited partner or member of our subsidiaries formed as limited partnerships or limited liability companies may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest or limited liability company interest in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to elect members of the board of directors of our general partner, to remove or replace our general partner, to approve certain amendments to our amended and restated partnership agreement, or to take other action under our amended and restated partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following matters require the vote of our unitholders as specified below.

Election of the board of directors of our general partner	All but up to two directors on the board of directors of our general partner will be elected by a plurality of the votes cast at meetings of the limited partners. Please read “—Meetings; Voting.”

Amendment of the amended and restated partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Certain other amendments require the approval of holders of a majority of outstanding Units. Certain other amendments require the approval of holders of a super-majority of outstanding Units. Please read “—Amendment of Our Amended and Restated Partnership Agreement.”

Sale of all or substantially all of the Partnership’s assets	Holders of two-thirds of outstanding Units. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of the Partnership	Holders of two-thirds of outstanding Units. Please read “—Termination and Dissolution.”

Removal/Replacement of our general partner	Holders of 80% of outstanding Units. Please read “—Withdrawal or Removal of Our General Partner.”

Amendment of Our Amended and Restated Partnership Agreement

General. Amendments to our amended and restated partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than certain amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by the limited partners holding in the aggregate at least a majority of the outstanding Units, referred to as a “Majority Interest.” No amendments to certain provisions and definitions in our amended and restated partnership agreement relating to or requiring “special approval” or the approval of a majority of the members of the audit committee of the board of directors of our general partner may be made without first obtaining such special approval.

No Unitholder Approval. Our general partner may generally make amendments to our amended and restated partnership agreement without the approval of any limited partner or assignee to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•

a change that our general partner deems appropriate or necessary for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or jurisdiction or to ensure that neither we nor any of our operating partnerships will be treated as an association taxable as a corporation for federal income tax purposes;

•

a change that is appropriate or necessary, in the opinion of our counsel, to prevent us, Buckeye GP Holdings L.P. (“Holdings”), our general partner or any of our subsidiaries from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed; or any other changes or events similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our amended and restated partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner, reflect:

•	a change that in the good faith opinion of our general partner does not adversely affect our limited partners in any material respect;

•

a change to divide our outstanding units into a greater number of units, to combine the outstanding units into a smaller number of units or to reclassify our units in a manner that in the good faith opinion of our general partner does not adversely affect any class of our limited partners in any material respect;

•

a change that our general partner deems appropriate or necessary to satisfy any requirements, conditions or guidelines contained in any order, rule or regulation of any federal or state agency or contained in any federal or state statute; or

•

a change that our general partner deems appropriate or necessary to facilitate the trading of any of the Units or comply with any rule, regulation, requirement, condition or guideline of any exchange on which any units are or will be listed or admitted to trading.

Opinion of Counsel and Partnership Unitholder Approval. No amendments to our amended and restated partnership agreement will become effective without the approval of holders of at least 80% of the Units unless we obtain an opinion of counsel to the effect that the amendment will not result in the loss of limited liability of any of our limited partners or cause us or any of our operating partnerships to be treated as an association taxable as a corporation for federal income tax purposes.

Any amendment to our amended and restated partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our amended and restated partnership agreement generally prohibits our general partner, without the prior approval of the holders of at least two-thirds of the outstanding Units and special approval, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the consolidated assets owned by us and our operating partnerships. In addition, our amended and restated partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without special approval. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of the holders of outstanding Units and without special approval.

Withdrawal or Removal of Our General Partner

Our general partner has agreed not to withdraw voluntarily as a general partner of the Partnership prior to December 23, 2011. On or after such date, our general partner may withdraw as general partner of the Partnership by giving 90 days’ advance written notice, provided such withdrawal is approved by the vote of the holders of not less than 80% of the outstanding Units or we receive an opinion of counsel regarding limited liability and tax matters.

Upon receiving notice of the withdrawal of our general partner, prior to the effective date of such withdrawal, the holders of Units representing a Majority Interest may select a successor to the withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within 90 days of that withdrawal, all of our partners agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution” below.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding Units, we receive an opinion of counsel regarding limited liability and tax matters, the successor general partner or an affiliate thereof agrees to indemnify and hold harmless our general partner and its affiliates from any liability or obligation arising out of, or causes the general partner and its affiliates to be released from, any and all liabilities and obligations (including loan guarantees) under fringe benefit plans sponsored by the general partner or any of its affiliates in connection with our business, except as otherwise prohibited by our amended and restated partnership agreement, and all required regulatory approvals for removal of our general partner shall have been obtained. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of Units representing a Majority Interest and the agreement of the successor general partner or one of its affiliates to indemnify the removed general partner against, or to cause it to be released from, certain liabilities.

If our general partner withdraws or is removed, we are required to reimburse the departing general partner for all amounts due the departing general partner.

Transfer of General Partner Interest

Our general partner is prohibited under our amended and restated partnership agreement from transferring its general partner interest.

Termination and Dissolution

We will continue as a limited partnership until the close of business on December 31, 2086 or until earlier terminated under our amended and restated partnership agreement. We will dissolve upon:

(1)	the expiration of our term on December 31, 2086;

(2)	the withdrawal of our general partner unless a person becomes a successor general partner prior to or on the effective date of such withdrawal;

(3)	the bankruptcy or dissolution of our general partner, or any other event that results in its ceasing to be our general partner other than by reason of a withdrawal or removal; or

(4)	the election of our general partner to dissolve us, if approved by the holders of two-thirds of the outstanding Units.

Upon a dissolution under clause (2) or (3) and the failure of all partners to agree in writing to continue our business and to elect a successor general partner, the holders of Units representing a Majority Interest may also elect, within 180 days of such dissolution, to reconstitute the Partnership and continue our business on the same terms and conditions described in our amended and restated partnership agreement by forming a new limited partnership on terms identical to those in our amended and restated partnership agreement and having as general partner a person approved by the holders of Units representing a Majority Interest subject to our receipt of an opinion of counsel to the effect that:

(1)	the action would not result in the loss of limited liability of any limited partner; and

(2)	neither the Partnership nor the reconstituted limited partnership would be treated as an association taxable as a corporation for federal income tax purposes.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new partnership by the holders of Units representing a Majority Interest, our general partner or, if our general partner has withdrawn, been removed, dissolved or become bankrupt, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems appropriate or necessary in its good faith judgment, liquidate our assets and apply and distribute the proceeds of the liquidation as described in “How We Make Cash Distributions—Distributions of Cash Upon Liquidation.”

Meetings; Voting

For purposes of determining the holders of Units entitled to notice of or to vote at any meeting or to give approvals without a meeting, our general partner may set a record date, which date for purposes of notice of a meeting shall not be less than 10 days nor more than 60 days before the date of the meeting. If a meeting is adjourned, notice need not be given of the adjourned meeting and a new record date does not need to be set, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment (together with any prior adjournments that did not have a new record date set) is for more than 60 days. The Partnership may transact any business at the adjourned meeting that might have been transacted at the original meeting.

Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting, except that election of directors by unitholders may only be done at a meeting. Special meetings of our unitholders may be called by our general partner or by our unitholders owning at least 20% of the outstanding LP Units.

Annual meetings of limited partners for the election of directors to the board of directors of our general partner (as described below), and such other matters as the board of directors of our general partner submits to a vote of the limited partners, will be held on the first Tuesday in June of each year or on such other date as is fixed by our general partner. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding LP Units, represented in person or by proxy, will constitute a quorum.

Except as described below with respect to the election of directors, each record holder of a Unit has one vote per Unit, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities.” Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. With respect to the election of directors, our amended and restated partnership agreement provides that if, at any time, any person or group beneficially owns 20% or more of the outstanding LP Units, then all LP Units owned by such person or group in excess of 20% of the outstanding LP Units may not be voted, and in each case, the foregoing LP Units will not be counted when calculating the required votes for such matter and will not be deemed to be outstanding for purposes of determining a quorum for such meeting. Such LP Units will not be treated as a separate class for purposes of our amended and restated partnership agreement. Notwithstanding the foregoing, the board of directors of our general partner may, by action specifically referencing votes for the election of directors, determine that the limitation described above will not apply to a specific person or group. For so long as the general partner of Holdings has the right to designate any Holdco GP Directors (as defined below), BGH GP Holdings, LLC (“BGH GP”), ArcLight Capital Partners, LLC and Kelso & Company and their affiliates will not vote their LP Units in connection with the election of Public Directors (as defined below), and “Public Limited Partners” will be defined as all limited partners other than BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates. Once the general partner of Holdings ceases to have the right to designate any Holdco GP Directors, “Public Limited Partners” will mean all limited partners.

Board of Directors

General. The number of directors of our general partner’s board will be not less than six and not more than nine. Any decrease in the number of directors by our general partner’s board may not have the effect of shortening the term of any incumbent director. The board of directors of our general partner must maintain at least three directors meeting the independence and experience requirements of any national securities exchange on which our LP Units are listed or quoted

Public Directors. The Public Limited Partners (as defined in our amended and restated partnership agreement, and described above) are entitled to elect all members of the board of our general partner, other than the Holdco GP Directors, as described below (such directors elected by the Public Limited Partners are referred to as the “Public Directors”). The Public Directors are classified with respect to their terms of office by dividing them into three classes, each class to be as nearly equal in number as possible. The Public Directors that are designated to Class I will serve for an initial term that expires at the first annual meeting, the Public Directors designated to Class II will serve for an initial term that expires at the second annual meeting, and the Public Directors designated to Class III will serve for an initial term that expires at the third annual meeting. At each annual meeting of our unitholders, directors to replace Public Directors whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Each Public Director will hold office for the term for which such director is elected or until such director’s earlier death, resignation or removal. Any vacancies may be filled by a majority of the remaining Public Directors then in office. A Public Director may be removed only for cause and only upon a vote of the majority of the remaining Public Directors then in office.

The amended and restated partnership agreement provides that the general partner of Holdings is entitled to designate up to two directors to the board of directors of our general partner. Such directors are referred to in the amended and restated partnership agreement as “Holdco GP Directors.” Our amended and restated partnership agreement provides that the general partner of Holdings shall have the right to designate (a) two directors for so long as BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates (directly and indirectly), collectively own at least 10,495,107 LP Units or (b) one director for so long as they collectively own at least 5,247,554 LP Units. As of November 21, 2011, to our knowledge BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates collectively owned a number of LP Units that gives them the right to appoint one director to the board of our general partner, but have not exercised such right.

Nominations of Public Directors. Nominations of persons for election as Public Directors may be made at an annual meeting of the limited partners only (a) by or at the direction of the Public Directors or any committee thereof or (b) by any Public Limited Partner who (i) was a record holder at the time the notice provided for in our amended and restated partnership agreement is delivered to our general partner, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in our amended and restated partnership agreement.

For any nominations brought before an annual meeting by a Public Limited Partner, the limited partner must give timely notice thereof in writing to our general partner. The notice must contain certain information as described in our amended and restated partnership agreement. To be timely, a Public Limited Partner’s notice must be delivered to our general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the limited partner must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us or our general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a limited partner’s notice as described above.

In the event that the number of Public Directors is increased effective at an annual meeting and there is no public announcement by us or our general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a Public Limited Partner’s notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by us or our general partner.

Nominations of persons for election as Public Directors also may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of our amended and restated partnership agreement.

Only such persons who are nominated in accordance with the procedures set forth in our amended and restated partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as Public Directors. Notwithstanding the foregoing, unless otherwise required by law, if the Public Limited Partner who nominated a person to serve as a Public Director (or a qualified representative of the limited partner) does not appear at the annual or special meeting of limited partners to present such nomination, such nomination will be disregarded notwithstanding that proxies in respect of such vote may have been received by our general partner or us.

In addition to the provisions described above and in our amended and restated partnership agreement, a Public Limited Partner must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in our amended and restated partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our amended and restated partnership agreement, and compliance with our amended and restated partnership agreement is the exclusive means for a limited partner to make nominations.

Indemnification

Our amended and restated partnership agreement and the agreements of limited partnership or operating agreements of our subsidiaries, as the case may be (together with our amended and restated partnership agreement, the “Organizational Agreements”) provide that we or our subsidiaries, as the case may be, shall indemnify (to the extent permitted by applicable law) certain persons (each, an “Indemnitee”) against expenses (including legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed claim, demand, action, suit or proceeding (a “claim”) to which the Indemnitee is or was an actual or threatened party and which relates to the Organizational Agreements or our, or any or our subsidiaries’, property, business, affairs or management. This indemnity is available only if the Indemnitee acted in good faith and the action or omission which is the basis of such claim, demand, action, suit or proceeding does not involve the gross negligence or willful misconduct of such Indemnitee. Indemnitees include our general partner, any affiliates of such general partner, any person who is or was a director, officer, manager, member, employee or agent of such general partner or any affiliate, or any person who is or was serving at the request of such general partner or any such affiliate as a director, officer, manager, member, partner, trustee, employee or agent of another individual, corporation, limited liability company, partnership, trust, unincorporated organization, association or other entity; and an Indemnitee shall be indemnified only in connection with any claim made by reason of such Indemnitee’s status as such or any action taken or omitted to be taken in the Indemnitee’s capacity as such. Expenses subject to indemnity will be paid by us to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. We maintain a liability insurance policy on behalf of certain of the Indemnitees.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions set forth in its limited liability company agreement, a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Article V of the amended and restated limited liability company agreement of our general partner currently provides for the indemnification of affiliates of our general partner and members, managers, partners, officers, directors, employees, agents and trustees of our general partner or any affiliate of our general partner and such persons who serve at the request of our general partner as members, managers, partners, officers, directors, employees, agents, trustees and fiduciaries of any other enterprise against certain liabilities under certain circumstances.

PLAN OF DISTRIBUTION

We may use this prospectus, any accompanying prospectus supplement and any related free writing prospectus to sell the LP Units from time to time in one or more transactions as follows: (1) through agents, (2) through underwriters or dealers, (3) directly to one or more purchasers, (4) pursuant to delayed delivery contracts or forward contracts, (5) through a combination of these methods or (6) through any other method permitted by applicable law.

By Agents

LP Units may be sold, from time to time, through agents designated by us. Unless otherwise indicated in a prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the LP Units of the series offered will be acquired by the underwriters for their own account. The underwriters may resell the LP Units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of resale. The obligations of the underwriters to purchase the LP Units of the series offered will be subject to certain conditions. The underwriters will be obligated to purchase all the LP Units of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we utilize a dealer in the sale, we will sell the LP Units to the dealer, as principal. The dealer may then resell the LP Units to the public at varying prices to be determined by the dealer at the time of resale.

To the extent that we make sales through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a sales agency financing agreement or other at-the-market offering arrangement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to any such agreement, we will issue and sell LP Units through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell LP Units on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The agreement will provide that any LP Units sold will be sold at prices related to the then prevailing market prices for such securities. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time. Pursuant to the terms of the agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of LP Units. The terms of each such agreement will be set forth in more detail in the applicable prospectus supplement and any related free writing prospectus. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain, or otherwise affect the price of LP Units. We will describe any such activities in the prospectus supplement or any related free writing prospectus relating to the transaction.

Direct Sales

LP Units may also be sold directly by us from time to time. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Delayed Delivery Contracts or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase LP Units from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of the LP Units may be underwriters as defined in the Securities Act of 1933, as amended, and any discounts or commissions received by them from us and any profit on the resale of the LP Units by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation will be described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make because of those liabilities.

Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

MATERIAL TAX CONSEQUENCES

This section is a summary of the material federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Buckeye Partners, L.P. and our operating subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currency is the U.S. dollar and who hold LP Units as capital assets (generally, property that is held for investment). This section has only limited applicability to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because unitholders may have unique circumstances beyond the scope of the discussion herein, we encourage each prospective unitholder to consult such unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from its ownership or disposition of its LP Units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the Internal Revenue Service (the “IRS”) or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our LP Units and the prices at which such LP Units trade. In addition, our costs of any contest with the IRS, principally legal, accounting and related fees, will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose LP Units are loaned to a short seller to cover a short sale of LP Units (please read “—Tax Consequences of LP Unit Ownership—Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of LP Units —Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “Tax Consequences of LP Unit Ownership—Section 754 Election” and “—Uniformity of LP Units”).

Taxation of the Partnership

Partnership Status. We are treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder’s adjusted tax basis in its LP Units.

Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes income and gains derived from the transportation, storage, refining, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes for the current year. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a)	Other than Buckeye Development & Logistics I LLC, neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

(b)	For each taxable year of our existence that is subject to the Qualifying Income Exception, more than 90% of our gross income has been income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code; and

(c)	Each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined generate qualifying income.

We believe that these representations are true and expect that these representations will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our LP Units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in our LP Units and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on Vinson & Elkins L.L.P.’s opinion that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of LP Unit Ownership

Limited Partner Status. Unitholders who have become limited partners of Buckeye Partners, L.P. will be treated as partners of Buckeye Partners, L.P. for federal income tax purposes. Also:

(a)          assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b)          unitholders whose LP Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their LP Units will be treated as partners of Buckeye Partners, L.P. for federal income tax purposes. As there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of LP Units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of LP Units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of LP Units unless the LP Units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those LP Units.

A beneficial owner of LP Units whose LP Units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those LP Units for federal income tax purposes. Please read “—Tax Consequences of LP Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions, or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding LP Units in Buckeye Partners, L.P.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Buckeye Partners, L.P. for U.S. federal income tax purposes.

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate operating subsidiary, we do not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of LP Units. A unitholder’s U.S. federal income tax basis in its LP Units initially will be the amount it paid for those LP Units plus its share of our nonrecourse liabilities at the time of purchase. That basis will be (i) increased by the unitholder’s share of our income and by any increases in such unitholder’s share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Treatment of Distributions. Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its LP Units, in which case the unitholder will recognize gain taxable in the manner described below under “—Disposition of LP Units.”

Any reduction in a unitholder’s share of our “nonrecourse liabilities” (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional LP Units will decrease the unitholder’s share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non pro-rata distribution. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of LP Units.”

A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses. The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its LP Units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation’s stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its LP Units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its LP Units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the LP Units for repayment.

A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of LP Units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments (including our investments or a unitholder’s investments in other publicly traded partnerships), or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of all of its LP Units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

—	interest on indebtedness properly allocable to property held for investment;

—	our interest expense attributed to portfolio income; and

—	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry an LP Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes. If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder. Where the relevant unitholder’s identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction. In general, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. However, specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and any time we issue additional LP Units (a “Book-Tax Disparity”). In connection with providing this benefit to any future unitholders, similar allocations will be made to all holders of partnership interests immediately prior to such other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In certain circumstances, it may also be necessary to make special allocations among the holders of LP Units and the holders of Class B Units in order to allow for economic uniformity among the Units. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, generally must have “substantial economic effect” as determined under Treasury Regulations. If an allocation does not have substantially economic effect, it will be reallocated to our unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including

—	its relative contributions to us;

—	the interests of all the unitholders in profits and losses;

—	the interest of all the unitholders in cash flow; and

—	the rights of all the unitholders to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of LP Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given substantial economic effect.

Treatment of Short Sales. A unitholder whose LP Units are loaned to a “short seller” to cover a short sale of LP Units may be treated as having disposed of those LP Units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those LP Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those LP Units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those LP Units would be fully taxable, possibly as ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose LP Units are loaned to a short seller to cover a short sale of our LP Units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their LP Units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of LP Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder’s distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our LP Units on their alternative minimum tax liability.

Tax Rates. Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of LP Units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election. We have made the election permitted by Section 754 of the Code. That election will generally permit us to adjust the tax bases in our assets as to specific purchased LP Units under Section 743(b) of the Code to reflect the purchase price of such LP Units. The Section 743(b) adjustment separately applies to each unitholder who purchases LP Units from another unitholder based upon the values of our assets which may be higher or lower than their bases at the time of the LP Unit purchase. The Section 743(b) adjustment does not apply to a person who purchases LP Units directly from us. For purposes of this discussion, a Partnership unitholder’s inside basis in our assets will be considered to have two components: (1) its share of our tax basis in our assets (“common basis”) and (2) its Section 743(b) adjustment to that tax basis.

Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a

Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing LP Units from us and unitholders purchasing from other unitholders.

Under our partnership agreement, we are authorized to take a position to preserve the uniformity of LP Units even if that position is not consistent with these or any other Treasury Regulations. Please read “—Uniformity of LP Units.” Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly-traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of LP Units. Because a unitholder’s tax basis for its LP Units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its LP Units, and may cause the unitholder to understate gain or overstate loss on any sale of such LP Units. Please read “—Disposition of LP Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of LP Units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of LP Units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its LP Units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of LP Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our tangible assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. Please read “—Tax Consequences of LP Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of LP Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of LP Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our LP Units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The federal income tax consequences of the ownership and disposition of LP Units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of LP Units

Recognition of Gain or Loss. A unitholder will be required to recognize gain or loss on a sale of LP Units equal to the difference between the unitholder’s amount realized and tax basis for the LP Units sold. A unitholder’s amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such LP Units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of LP Units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of an LP Unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of LP Units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of an LP Unit and may be recognized even if there is a net taxable loss realized on the sale of an LP Unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of LP Units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify LP Units transferred with an ascertainable holding period to elect to use the actual holding period of the LP Units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis LP Units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific LP Units sold for purposes of determining the holding period of LP Units transferred. A unitholder electing to use the actual holding period of LP Units transferred must consistently use that identification method for all subsequent sales or exchanges of our LP Units. A unitholder considering the purchase of additional LP Units or a sale of LP Units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

—	a short sale;

—	an offsetting notional principal contract; or

—	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of LP Units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring LP Units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although there is no direct or indirect controlling authority on the issue, we intend to use our proration method because simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the safe harbor in the proposed regulations differs slightly from the proration method we have adopted, and the proposed regulations are not final and may change before being adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of LP Units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to the month of disposition but will not be entitled to receive a cash distribution for that quarter.

Notification Requirements. A unitholder who sells or purchases any of its LP Units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). A purchaser of LP Units who purchases LP Units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the transaction. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of LP Units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same LP Unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 would result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of LP Units

Because we cannot match transferors and transferees of LP Units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the LP Units to a purchaser of these LP Units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the LP Units. Please read “—Tax Consequences of LP Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our LP Units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder’s basis in LP Units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its LP Units, and may cause the unitholder to understate gain or overstate loss on any sale of such LP Units. Please read “—Disposition of LP Units—Recognition of Gain or Loss” above and “—Tax Consequences of LP Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of LP Units. If such a challenge were sustained, the uniformity of LP Units might be affected, and, under some circumstances, the gain from the sale of LP Units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations, Non-U.S. Investors and Other Investors

Ownership of LP Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantial adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our LP Units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and non-U.S. corporations, trusts or estates that own LP Units will be considered to be engaged in business in the United States because of their ownership of our LP Units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a non-U.S. corporation that owns LP Units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U. S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the non-U.S. corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non-U.S. unitholder who sells or otherwise disposes of an LP Unit will be subject to federal income tax on gain realized from the sale or disposition of that LP Unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a non-U.S. unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of an LP Unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our LP Units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the LP Units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their LP Units.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the LP Units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to its returns.

Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1)	the name, address and taxpayer identification number of the beneficial owner and the nominee;
(2)	a statement regarding whether the beneficial owner is:
(a)	a non-U.S. person;
(b)	a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or
(c)	a tax-exempt entity;
(3)	the amount and description of LP Units held, acquired or transferred for the beneficial owner; and
(4)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the LP Units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority;” or

(2)	as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us, or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement.

Reportable Transactions. If we were to engage in a “reportable transaction,” we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders’ tax returns) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following additional consequences:

—	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy-Related Penalties”;

—	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

—	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in more than 30 states, most of which impose income taxes. The Partnership also owns property and conducts business in Puerto Rico and Grand Bahama. Under current law, unitholders are not required to file a tax return or pay taxes in Puerto Rico or Grand Bahama. We may own property or do business in other states or foreign jurisdictions in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Unitholders may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement. Unitholders will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and unitholders may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of LP Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult with, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local tax returns, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Other Classes of Units

A description of any additional material federal income tax consequences (other than as discussed above) of the acquisition, ownership, and disposition of other classes of units will be set forth on the prospectus supplement relating to the offering of such units.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Vinson & Elkins L.L.P., New York, New York, as our counsel, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements, incorporated in this Prospectus by reference from the Buckeye Partners, L.P. Current Report on Form 8-K dated May 12, 2011, and the effectiveness of Buckeye Partners, L.P. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FR Borco Topco, L.P. and subsidiaries for the years ended December 31, 2010 and 2009 as well as the consolidated financial statements for the year ended December 31, 2009 and the period from February 7, 2008 (date of inception) through December 31, 2008, incorporated in this Prospectus by reference from the Buckeye Partners, L.P. Current Reports on Form 8-K/A filed on April 1, 2011 and on Form 8-K filed on January 4, 2011, respectively, have been audited by KPMG Accountants N.V., independent auditors, as stated in their reports, also incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Buckeye Partners, L.P.

4,262,575 LP Units

Representing Limited Partner Interests

Prospectus Supplement

February 9, 2012

Barclays Capital

Wells Fargo Securities